UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------


                               Amendment No. 3 to
                                   SCHEDULE TO


                             Tender Offer Statement
          Under Section 14(d)(1) of the Securities Exchange Act of 1934

                          -----------------------------

                       American Natural Energy Corporation
                       (Name of Subject Company (issuer))

                           Dune Energy, Inc., Offeror
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                          -----------------------------

8% Convertible Secured Debentures due September 30, 2006            N/A
             (Title of Class of Securities)               (CUSIP Number of Class
                                                               of Securities)

                          -----------------------------

                                   Copies to:

Alan Gaines, Chief Executive Officer                    Matthew S. Cohen, Esq.
         Dune Energy, Inc.                              Eaton & Van Winkle LLP
 3050 Post Oak Boulevard, Suite 695                   3 Park Avenue, 16th floor
         Houston, TX 77056                                New York, NY 10016
                                                            (212) 779-9910

           (Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

                          -----------------------------

                            Calculation of Filing Fee
--------------------------------------------------------------------------------
    Transaction valuation*                               Amount of filing fee

         $ 4,303,750                                            $860.75
--------------------------------------------------------------------------------
* Calculated solely for purposes of determining the filing fee. The purchase price, as described herein, is fifty-five percent (55%) of the principal amount outstanding under the American Natural Energy Corporation 8% Convertible Secured Debentures due 2006 and is payable in the form of shares of the common stock, $.001 par value, of the Company, based upon the average closing price as reported on the American Stock Exchange over the ten trading days preceding the third trading day immediately preceding the date the tender offer expires. At December 26, 2006, the aggregate principal amount of the outstanding debentures that are subject to the tender offer was $7,825,000 and the closing price of the Company's common stock was $ 1.95 per share.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid: $860.75
                  Form or Registration No.: Schedule TO-T
                  Filing Party: Dune Energy, Inc.
                  Date Filed: December 28, 2006

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X|   third-party tender offer subject to Rule 14d-1.
      |_|   issuer tender offer subject to Rule 13e-4.
      |_|   going-private transaction subject to Rule 13e-3.
      |_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

The Schedule TO-T is hereby amended and supplemented by this Amendment No. 3 to Schedule TO-T, as follows:

ITEM 4. Terms of the Transaction.

Item 4(a) of Schedule TO-T is hereby amended and supplemented by adding the following additional paragraph:

      On January 29, 2007, the Company announced that the purchase price, as calculated January 26, 2007 on the basis of the formula set forth in the Offer to Purchase, was fixed at 282 Dune Shares per $1,000 principal amount of Debentures validly tendered and not properly withdrawn at midnight, New York City time, on the Expiration Date, or January 31, 2007. The full text of the Company's press release, relating to the calculation and announcement of the purchase price, is filed herewith as Exhibit (a)(7) and is incorporated herein by reference.


Item 12. Exhibits.

      Item 12 of the Schedule TO-T is hereby amended by adding the following exhibit:

      (a)   Tender Offer Materials


            (7) Press Release of Dune Energy, Inc., dated January 29, 2007, announcing purchase price.


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated January 29, 2007


                                                /s/ Alan Gaines
                                                --------------------------------
                                                Name: Alan Gaines
                                                Title: Chief Executive Officer

                                 Exhibits Index

Exhibit No.          Description
-----------          -----------


99(a)(7) Press Release of Dune Energy, Inc., dated January 29, 2007, announcing purchase price.